SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AMENDMENT NO. 4

Casey’s General Stores, Inc.
(Name of Subject Company (Issuer))

Casey’s General Stores, Inc.
(Names of Filing Persons (Issuer and Offeror))

Common Stock, no par value per share
(Title of Class of Securities)

147528103
(CUSIP Number of Class of Securities)

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to: Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$500,000,000	$35,650

(1) Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $500,000,000 in aggregate of up to 13,157,894 shares of common stock of Casey’s General Stores, Inc.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, equals $71.30 per million of the value of the transaction.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$35,650	Filing Party:	Casey’s General Stores, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	July 29, 2010

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

    This Amendment No. 4 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Casey’s General Stores, Inc., an Iowa corporation (“Casey’s” or the “Company”) on July 29, 2010 (as amended, the “Schedule TO”) relating to the offer by Casey’s to purchase for cash up to $500 million in value of shares of common stock, no par value per share, of the Company (“Shares”), together with the associated rights to purchase Series A Serial Preferred Stock, no par value per share, of the Company issued pursuant to the Rights Agreement dated as of April 16, 2010, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a price not greater than $40.00 per Share nor less than $38.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2010 (as amended, the “Offer to Purchase”) and the related Letter of Transmittal.

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 1 through Item 11

(1) Section “2. Purpose of the Tender Offer; Certain Effects of the Tender Offer - Couche-Tard’s Proxy Solicitation” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of the first paragraph:

On August 13, 2010, Couche-Tard filed Amendment No. 1 to its preliminary proxy statement.  In Amendment No. 1 to its preliminary proxy statement, Couche-Tard states that it will solicit proxies to vote for its eight nominees for election to the Board and to vote for the Bylaw Amendment Repeal Proposal.

(2)  Section “2. Purpose of the Tender Offer; Certain Effects of the Tender Offer - Litigation with Couche-Tard” is hereby amended and supplemented by replacing the last sentence of the third paragraph with the following:

On July 29, 2010, Casey’s filed a reply brief in suport of its motion for a preliminary injunction.  On August 2, 2010, Casey’s filed its opposition to Couche-Tard’s motion for judgment on the pleadings.  On August 11, 2010, Couche-Tard filed its opposition to Casey’s motion to dismiss Couche-Tard’s counterclaims.

(3) Section “2. Purpose of the Tender Offer; Certain Effects of the Tender Offer - Shareholder Litigation” is hereby amended and supplemented by amending and restating the fourth paragraph in its entirety as follows:

On August 9, 2010, a purported class action and shareholder derivative complaint (the “Oklahoma Law Enforcement Retirement System Complaint”) was filed in the Iowa District Court in and for Polk County, captioned Oklahoma Law Enforcement Retirement System v. Myers, et al., Civil Action No. CL119217, both on behalf of a putative class of Casey’s shareholders and derivatively on behalf of Casey's, against Casey’s and the Board. In the Oklahoma Law Enforcement Retirement System Complaint, the plaintiff asserts claims for breach of fiduciary duty in connection with the Couche-Tard Offer, and seeks, among other things, a declaration that the Board has breached its fiduciary duties to the class, an injunction preventing the Board from implementing defensive measures that would impede the class’s ability to consider or accept the Couche-Tard Offer, an order requiring the Board to rescind or redeem the Rights or declaring the Rights invalid, an order requiring the Board to terminate the recapitalization plan, an order requiring corrective disclosures, imposition of a constructive trust in favor of plaintiff and the class and an award of plaintiff’s costs.

Casey’s and the Board believe the claims in the Mercier Complaint, the Howie Complaint, the Carpenters Pension Trust Complaint and the Oklahoma Law Enforcement Retirement System Complaint are without merit and intend to defend against them vigorously.

(4) The section titled “Forward-Looking Statements” in the Offer to Purchase is hereby amended by amending and restating the first paragraph in its entirety as follows:

This Offer to Purchase contains various “forward-looking statements”. The Company cautions you that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including the risk that the Company’s cash balances and cash generated from operations and financing activities will not be sufficient for the Company’s future liquidity and capital resource needs, changes in financial markets and the other risks and uncertainties included from time to time in the Company’s filings with the United States Securities and Exchange Commission (the “SEC”). Forward-looking statements represent the Company’s expectations or beliefs concerning future events that may not prove to be accurate.

(5) The section titled “Forward-Looking Statements” in the Offer to Purchase is hereby amended and supplemented by amending and restating the fourth sentence of the second paragraph in its entirety as follows:

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as otherwise required by law.

(6) Section “18. Miscellaneous” of the Offer to Purchase is hereby amended and supplemented by amending and restating the first paragraph in its entirety as follows:

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with such U.S. state’s applicable law.

(7) The section titled “Important” in the Offer to Purchase is hereby and supplemented by amending and restating the first sentence of the third paragraph as follows:

We are not making the Offer to, and will not accept any tendered Shares from, shareholders in any U.S. state in which doing so would not be in compliance with such U.S. state’s applicable law.

(8) The Letter to Clients attached as Exhibit (a)(1)(E) to the Schedule TO is hereby amended and supplemented by amending and restating the second sentence of the second to last paragraph with the following:

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any U.S. state in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such U.S. state.

Item 12.    Exhibits

“Item 12.  Exhibits” to the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)*	Offer to Purchase, dated July 29, 2010.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 29, 2010.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 29, 2010.
(a)(1)(F)*	Letter to participants in the Casey’s General Stores 401(k) Plan, dated July 29, 2010.
(a)(1)(G)*	Instruction form provided to participants in the Casey’s General Stores 401(k) Plan.
(a)(1)(H)*	Instructions and option election form for tender through conditional exercise of options.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Press Release, dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010).
(a)(5)(B)*	Summary Newspaper Advertisement, as published in The Wall Street Journal on July 29, 2010.
(a)(5)(C)	Employee Communication, dated July 28, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010).
(a)(5)(D)	Press Release, dated August 2, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed August 2, 2010).
(a)(5)(E)	Press Release, dated August 10, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed August 10, 2010).
(a)(5)(F)	Employee Communication, dated August 10, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed August 10, 2010).
(a)(5)(G)	Press Release, dated August 12, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed August 12, 2010).
(a)(5)(H)	Letter to shareholders of Casey’s General Stores, Inc., dated August 12, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed August 12, 2010).
(a)(5)(I)**
Regulation FD Disclosure furnished to the Securities and Exchange Commission under Item 7.01 on the Company’s Form 8-K dated August 16, 2010 (the “August 16 Form 8-K”) (incorporated by reference to the August 16 Form 8-K).

(b)	Not Applicable.
(d)(1)
Casey’s General Stores, Inc. Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 10-Q filed September 13, 1994) and related form of Grant Agreement (incorporated by reference to Exhibit 10.27 to Casey’s General Stores, Inc.’s Form 8-K filed May 3, 2005).

(d)(2)
Casey’s General Stores, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 10-K405 filed July 25, 2001) and related form of Grant Agreement (incorporated by reference to Exhibit 10.33 to Casey’s General Stores, Inc.’s Form 8-K filed July 6, 2005).

(d)(3)	Form of “change of control” Employment Agreement (incorporated by reference to Exhibit 10.29(a) to Casey’s General Stores, Inc.’s Form 8-K filed June 2, 2010).
(d)(4)	Employment Agreement with Robert J. Myers (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed April 21, 2010).
(d)(5)	Executive Nonqualified Excess Plan Document and related Adoption Agreement (incorporated by reference to Exhibit 10.38 to Casey’s General Stores, Inc.’s Form 10-K filed June 29, 2007).
(d)(6)
Casey’s General Stores, Inc. 2009 Stock Incentive Plan (incorporated by reference to Exhibit 10.41 to Casey’s General Stores, Inc.’s Form 8-K filed September 23, 2009) and related form of Restricted Stock Units Agreement (incorporated by reference to Exhibit (e)(8) to Casey’s General Stores, Inc.’s Schedule 14D-9/A filed June 24, 2010).

(d)(7)
Rights Agreement between Casey’s General Stores, Inc. and Computershare Trust Company, N.A., relating to Series A Serial Preferred Stock Purchase Rights (incorporated by reference from Casey’s General Stores, Inc.’s Form 8-K filed April 16, 2010).

(d)(8)	Casey’s General Stores 401(k) Plan (incorporated by reference to Exhibit 10.34 to Casey’s General Stores, Inc.’s Form 10-K filed July 29, 2003).
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed as exhibits to the Schedule TO.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASEY'S GENERAL STORES, INC.

By:
/s/ William J. Walljasper
Name: William J. Walljasper
Title: Senior Vice President and Chief Financial Officer

Dated: August 16, 2010